(d)(1)(iii)

May 1, 2014

Voya Variable Portfolios, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2014, we have agreed to waive a portion of the investment management fee payable to us under the Investment Management Agreement dated May 7, 2013 between ING Investments, LLC (now known as Voya Investments, LLC) and ING Variable Portfolios, Inc. (now known as Voya Variable Portfolios, Inc.), as amended (the “Agreement”), with respect to ING Euro STOXX 50® Index Portfolio (now known as Voya Euro STOXX 50® Index Portfolio), ING FTSE 100 Index® Portfolio (now known as Voya FTSE 100 Index® Portfolio), and ING Japan TOPIX Index® Portfolio (now known as Voya Japan TOPIX Index® Portfolio) (collectively, the “Portfolios”), each a series of Voya Variable Portfolios, Inc., in the amount of 0.25% per annum. By this letter, we agree to waive that fee for the period from May 1, 2014 through May 1, 2015.

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic Senior Vice President Voya Investments, LLC

Agreed and Accepted:
Voya Variable Portfolios, Inc.
(on behalf of the Portfolios)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President